                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                              (AMENDMENT NO. 2)(1)



                           COMMUNITY BANCSHARES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                  20343H 10 6
                                 (CUSIP Number)

                             J. Fred Kingren, Esq.
                  Feld, Hyde, Lyle, Wertheimer & Bryant, P.C.
                      2000 SouthBridge Parkway, Suite 500
                           Birmingham, Alabama 35209
                                 (205) 802-7575
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 General Update
            (Date of Event Which Requires Filing of this Statement)

         If the Reporting Person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Statement on Schedule 13D, and is filing this Statement on Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Statements on Schedule 13D filed in paper format shall include a signed original and five copies of the Statement on Schedule 13D, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 31 Pages)

-------------

         (1) The remainder of this Cover Page shall be filled out for the Reporting Person's initial filing of this Statement on Schedule 13D with respect to the subject class od securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior Cover Page.

         The information required on the remainder of this Cover Page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2          PAGE 2 OF 31 PAGES

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         R. C. Corr, Jr.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                               None


BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                             280,356 Shares


EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                            None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                 280,356 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         280,356 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [ ]

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2          PAGE 3 OF 31 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.0%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2          PAGE 4 OF 31 PAGES


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Doris J. Corr

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                              (b) [ ]


3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                               None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                             322,172 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                            None

PERSON                                     10        SHARED DISPOSITIVE POWER
WITH                                                 322,172 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         322,172 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2          PAGE 5 OF 31 PAGES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.9%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2          PAGE 6 OF 31 PAGES


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bryan A. Corr

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                               6,667 Shares

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                             183,538 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                            6,667 Shares

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                 183,538 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         190,205 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [ ]

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2          PAGE 7 OF 31 PAGES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.1%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2          PAGE 8 OF 31 PAGES

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Tina M. Corr

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                              (b)

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                               None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                             32,176 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                            None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                 32,176 Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         32,176 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [ ]

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2          PAGE 9 OF 31 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .7%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 10 OF 31 PAGES

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Joan M. Currier

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                               None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                             138,334 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                            None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                 138,334 Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         138,334 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 11 OF 31 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.0%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 12 OF 31 PAGES


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         John David Currier

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                               None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                             7,880 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                            None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                 7,880 Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,880 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2          PAGE 13 OF 31 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .2%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2          PAGE 14 OF 31 PAGES

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Christina M. Currier

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                               10,454 Shares

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                             None

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                            10,454 Shares

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                 None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,454 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 15 OF 31 PAGES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .2%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 16 OF 31 PAGES


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Corr, Inc. (f/k/a Oneonta Telephone Company, Inc.)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Alabama

NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                               None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                             120,000 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                            None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                 120,000 Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         120,000 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 17 OF 31 PAGES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.6%

14       TYPE OF REPORTING PERSON

         CO

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 18 OF 31 PAGES


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         A. Lee Hanson

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                               73,648 Shares

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                             None

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                            73,648 Shares

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                 None

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         73,648 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [ ]

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 19 OF 31 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.6%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 20 OF 31 PAGES


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jimmy C. Smith

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                               4,850 Shares

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                             None

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                            4,850 Shares

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                 None

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,850 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [ ]

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 21 OF 31 PAGES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .1%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 22 OF 31 PAGES


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J. R. Whitlock, Sr.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                               6,230 Shares

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                             None

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                            6,230 Shares

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                 None

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,230 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [ ]

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 23 OF 31 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .1%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 25 OF 31 PAGES


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         William S. Wittmeier, Jr.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                              (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                     [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                               1,260 Shares

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                             None

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                            1,260 Shares

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                 None

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,260 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [ ]

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 25 OF 31 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .01%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 26 OF 31 PAGES

INTRODUCTORY NOTE

         This Amendment No. 2 to Statement on Schedule 13D (this "Amendment No. 2") is filed with the Securities and Exchange Commission ("SEC" or the "Commission") by R. C. Corr, Jr., Doris J. Corr, Bryan A. Corr, Tina M. Corr, Joan M. Currier, John David Currier, Christina M. Currier, Corr, Inc. (f/k/a Oneonta Telephone Company, Inc.), A. Lee Hanson, Jimmy C. Smith, J. R. Whitlock, Sr. and William S. Wittmeier, Jr., as joint filers (individually, a "Reporting Person, and, collectively, the "Reporting Persons"), with respect to the shares of the Common Stock, par value $.10 per share, of Community Bancshares, Inc., a Delaware corporation (the "Issuer").

         This Amendment No. 2 amends Items 2, 4, 5 and 7 of the Statement on
Schedule 13D filed by certain of the Reporting Persons, as joint filers, on November 3, 1998 (the "Original Filing"), and Amendment No. 1 thereto filed by the Reporting Persons, as joint filers, on December 31, 1998.

         The Reporting Persons are filing this Amendment No. 2 because they may be deemed to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each of the Reporting Persons disclaims any membership in, and the existence of, such a group other than the Corr Family Group (as hereinafter defined) and the Stockholders for Integrity and Responsibility (as hereinafter defined). The Corr Family Group is comprised of R. C. Corr, Jr., Doris J. Corr, Bryan A. Corr, Tina M. Corr, Joan
M. Currier, John David Currier, Christina M. Currier and Corr, Inc. The Stockholders for Integrity and Responsibility is a group comprised of R. C. Corr, Jr., Doris J. Corr, Bryan A. Corr, Joan M. Currier, John David Currier, A. Lee Hanson, Jimmy C. Smith, J. R. Whitlock, Sr. and William S. Wittmeier, Jr. Accordingly, the Reporting Persons include persons who are members of the Corr Family Group, the Stockholders for Integrity and Responsibility or both.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. By executing this Amendment No. 2, each of the Reporting Persons agrees that this Amendment No. 2 is filed on behalf of such Reporting Person.

ITEM 2.  IDENTITY AND BACKGROUND.

         Certain information with respect to each of the Reporting Persons is set forth on Schedule I, which is attached hereto and incorporated herein by reference. During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Each of the Reporting Persons, with the exception of Corr, Inc., is a citizen of the United States of America. Corr, Inc. is an Alabama corporation.

ITEM 4.  PURPOSE OF TRANSACTION.

         On November 24, 1998, R. C. Corr, Jr., A. Lee Hanson, Jimmy C. Smith,
J. R. Whitlock, Sr. and William S. Wittmeier, Jr. (collectively, the "Proponents") submitted stockholder proposals to the Issuer for the purpose of amending the By-Laws of the Issuer to (i) separate the positions of Chairman of the Board and President of the Issuer (the "Corr Proposal"), (ii) appoint an advisory committee of stockholder representatives to review the actions of the Board of Directors and management of the Issuer (the "Hanson Proposal"), (iii) restrict the composition of the Board of Directors

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 27 OF 31 PAGES


(with the exception of the President) to independent Directors (the "Smith Proposal"), (iv) declassify the Board of Directors of the Issuer (the "Whitlock Proposal"), and (v) require that the independent auditor of the Issuer be a regional or national certified public accounting firm (the "Wittmeier Proposal") (the Corr Proposal, the Hanson Proposal, the Smith Proposal, the Whitlock Proposal and the Wittmeier Proposal are sometimes hereinafter collectively referred to as the "Proposals"). The Proponents desired to include the Proposals in the Issuer's proxy statement and form of proxy for the 1999 Annual Meeting of Stockholders (the "Annual Meeting") in accordance with Rule 14a-8 promulgated by the SEC.

         On December 17, 1998, the Proponents, together with Bryan A. Corr, who is a stockholder and was then a Director of the Issuer, met with Kennon R. Patterson, Sr. and Bishop K. Walker, Jr., who are the Chairman and Vice-Chairman of the Board of the Issuer, respectively, for the purpose of addressing the concerns underlying the Proposals in a serious and substantive manner in the hope that the Proposals could ultimately be withdrawn by the Proponents. Each of the Proponents expressed to management of the Issuer his individual concerns, including the excessive compensation of management and the number of related transactions between the Issuer and various members of management and their families. At the conclusion of the meeting, management indicated that it would make a response to the persons present at the meeting, but did not specify the time frame in which it would do so.

         At a meeting of the Board of Directors on January 7, 1999, a stockholder rights plan, i.e., a "poison pill" (the "Rights Plan"), was adopted and it is believed that certain additional actions leading to the further entrenchment of management were taken. The Rights Plan permits the Board of Directors of the Issuer (the "Board"), under certain circumstances, to declare any stockholder or group of stockholders owning 10% or more of the Common Stock of the Issuer an "adverse person". Once designated as an "adverse person", the stockholder or group of stockholders cannot acquire any additional shares of Common Stock of the Issuer without triggering the rights of the non-adverse stockholders under the Rights Plan to buy a number of additional shares of Common Stock of the Issuer having a market value of twice the exercise price of such rights, thereby diluting the percentage ownership interest in the Issuer of the stockholder or group of stockholders determined to be an "adverse person". The Issuer, in a Current Report on Form 8-K filed with the SEC on or about March 3, 1999, disclosed that the Board had determined that certain of the Reporting Persons comprised an "adverse person" and lowered the threshold for triggering the rights under the Rights Plan to 10.5% for this group. The Reporting Persons believe that the Board, influenced by management of the Issuer, is misusing the Rights Plan in an effort to prevent the Reporting Persons from expressing their legitimate concerns about the Issuer to the stockholders.

         On December 22, 1998, R. C. Corr, Jr. and his wife, Doris J. Corr, began requesting a list of the stockholders of the Issuer and certain related information (the "Stocklist Materials"). Given the Issuer's refusal to provide them with the Stocklist Materials, R. C. Corr, Jr. and Doris J. Corr were forced to file an action in the Court of Chancery in Delaware (the "Stocklist Action") to compel the Issuer to provide the information to which they were statutorily entitled under Delaware law. Only after the filing of the Stocklist Action did the Issuer finally provide the Stocklist Materials to R. C. Corr, Jr. and Doris J. Corr on or about March 6, 1999 in connection with the settlement of the Stocklist Action.

         Effective January 28, 1999, Bryan A. Corr resigned as a Director of the Issuer. In his letter, Bryan A. Corr cited his disagreement with various actions of the Board, including, but not limited to, (i) the practice of management in failing to provide the members of the Board with a "Board Book" or similar information for each of the Board's meetings, (ii) the refusal by the Board to adequately examine related-party transactions to which certain members of both the Board and management are parties, (iii) the policy of the Board in failing to place the interests of the stockholders of the Issuer ahead of their own as evidenced by such-related party transactions as well as the actions taken by the Board at its meeting on January 7, 1999, (iv) the failure of the Board and management to respond to the proposals, (v) the numerous misrepresentations made in a letter by Mr. Patterson to the stockholders of the Issuer dated January 8, 1999, and (vi) the conduct of Board meetings, including the appearance that Board action was being scripted in advance, thus discouraging open discussion among Board members. A copy of the letter of resignation tendered by Bryan A. Corr to the Issuer is filed as Exhibit 1 to this Amendment No. 2.

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 28 OF 31 PAGES

         On March 16, 1999, the SEC responded to the letters submitted by Ralph
W. Davis, Esquire of the law firm of Waller Lansden Dortch & Davis, A Professional Limited Liability Company on behalf of the Issuer to the SEC dated January 6, 1999, February 2, 1999 and February 8, 1999 (the "Issuer Letters"). In the Issuer Letters, Mr. Davis requested the concurrence of the staff of the Commission in the Issuer's intention to exclude the Proposals from its proxy statement and form of proxy for the Annual Meeting. In response to the Issuer Letters, the Staff stated in a letter dated March 15, 1999 that no enforcement action would be recommended against the Issuer if it excluded the Hanson Proposal and the Wittmeier Proposal from the Issuer's proxy statement and form of proxy in connection with the Annual Meeting, but that the Staff could not concur in the Issuer's view that the Whitlock Proposal may be excluded. In addition, the Staff determined not to express any view with respect to the Corr Proposal and the Smith Proposal.

         Despite the Proponents' good faith attempt to address with management of the Company the concerns underlying the Proposals, management has refused to respond to the Proponents' concerns in a serious and substantive manner, preferring instead to entrench themselves through the adoption of the Rights Plan and the taking of certain other actions, including the attempt to exclude the Proposals from the Issuer's proxy statement and form of proxy in connection with the Annual Meeting. The Reporting Persons have concluded that the Board and management of the Issuer have no intention of addressing their concerns other than in a fashion designed to promote management's own self-interest. Accordingly, for all of the foregoing reasons, certain of the Reporting Persons, including Bryan A. Corr, R. C. Corr, Jr., A. Lee Hanson, Jimmy C. Smith, J. R. Whitlock, Sr. and William S. Wittmeier, Jr., have now determined that they have no choice but to communicate with other stockholders of the Issuer on matters of mutual interest, including the solicitation of proxies for the Issuer's stockholders to be used at the Annual Meeting for the election of Directors nominated by them and the adoption of the Proposals.

         The Reporting Persons have no present intention of purchasing any additional shares of Common Stock other than the 100,000 shares of Common Stock which R. C. Corr, Jr. attempted to acquire as discussed in Item 3 of the Original Filing, which discussion is hereby incorporated herein by reference.

         Except as described in this Item 4, none of the Reporting Persons has any plans or proposals as of the date hereof that relate to, or would result in,
(i) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board, (v) any material change in the present capitalization or dividend policy of the Issuer,
(vi) any other material change in the Issuer's business or corporate structure,
(vii) changes in the Issuer's charter or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 (g)(4) of the Exchange Act, and (x) any action similar to any of those enumerated in clauses (i) through (ix) above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a), (b) The Reporting Persons beneficially own an aggregate of 464,003 shares of Common Stock, constituting approximately 10.0% of the shares of Common Stock reported by the Issuer as being outstanding on March 15, 1999. Schedule II, which is attached hereto and incorporated herein by reference, sets forth certain information with respect to the shares of Common Stock owned by each of the Reporting Persons and the power of each of the Reporting Persons to vote or to dispose of the shares of Common Stock owned by such Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the other Reporting Persons except to the extent reflected in the notes to Schedule II.

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 29 OF 31 PAGES

         (c) Not applicable.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Letter, dated January 28, 1999, from Bryan A. Corr to the Board of the Company, tendering his resignation as a Director of the Company.

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 30 OF 31 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the Reporting Persons does hereby certify that the information set forth in this Amendment No. 2 to Statement on Schedule 13D is true, complete and correct.

Dated:   March 22, 1999.

                                                  R. C. CORR, JR.
                                           ------------------------------
                                                  R. C. Corr, Jr.


                                                  DORIS J.CORR
                                          ------------------------------
                                                  Doris J. Corr


                                                  BRYAN A. CORR
                                           ------------------------------
                                                  Bryan A. Corr


                                                 TINA M. CORR
                                          ------------------------------
                                                 Tina M. Corr


                                                JOAN M. CURRIER
                                          ------------------------------
                                                Joan M. Currier


                                               JOHN DAVID CURRIER
                                          ------------------------------
                                               John David Currier


                                              CHRISTINA M. CURRIER
                                          ------------------------------
                                               Christina M. Currier


                                                  A. LEE HANSON
                                          ------------------------------
                                                  A. Lee Hanson


                                                  JIMMY C. SMITH
                                          ------------------------------
                                                  Jimmy C. Smith


                                              J. R. WHITLOCK, SR.
                                          ------------------------------
                                              J. R. Whitlock, Sr.

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 2         PAGE 31 OF 31 PAGES


                                             WILLIAM S. WITTMEIER, JR.
                                          ------------------------------
                                             William S. Wittmeier, Jr.

                                                    CORR, INC.
                                     (f/k/a ONEONTA TELEPHONE COMPANY, INC.)


                                      By:           BRYAN A. CORR
                                          ----------------------------------
                                                    Bryan A. Corr,
                                                  Its President and
                                               Chief Executive Officer

                                   SCHEDULE I

                  INFORMATION RELATING TO THE REPORTING PERSONS


                                                                                     Principal Business Address
                                                                                          of Corporation
                                                                                        or Organization in
           Name and Business                      Present Principal                      Which Principal
         or Residence Address                       Occupation of                    Occupation of Reporting
          of Reporting Person                      Reporting Person                       Person is Conducted
         --------------------                     -----------------                ----------------------------
          R.C. Corr, Jr. (1)                    Chairman of the Board                 600 Third Avenue East
         600 Third Avenue East                      Corr, Inc. (4)                    Oneonta, Alabama 35121
        Oneonta, Alabama 35121                 Employee - North Alabama
                                                  Cellular, LLC (5)

           Doris J. Corr (1)                  Vice President, Secretary,              600 Third Avenue East
         600 Third Avenue East                Treasurer and a Director -              Oneonta, Alabama 35121
        Oneonta, Alabama 35121                      Corr, Inc. (4)
                                             Employee - North Alabama
                                                 Cellular, LLC (5)

         Bryan A. Corr (1) (2)           President, Chief Executive Officer,          600 Third Avenue East
         600 Third Avenue East                     and a Director -                   Oneonta, Alabama 35121
        Oneonta, Alabama 35121                      Corr, Inc. (4)
                                              Employee - North Alabama
                                                Cellular, LLC (5)

           Tina M. Corr (2)                    Employee - North Alabama               600 Third Avenue East
         600 Third Avenue East                    Cellular, LLC (5)                   Oneonta, Alabama 35121
        Oneonta, Alabama 35121

        Joan M. Currier (1) (3)           President, Secretary, Treasurer, a          100 Fourth Avenue West
         600 Third Avenue East             Director and Employee - Comfort            Oneonta, Alabama 35121
        Oneonta, Alabama 35121                   Lifestyles, Inc. (6)

        John David Currier (3)            President, Secretary, Treasurer, a        1712-A Second Avenue East
         600 Third Avenue East             Director and Employee - Quality            Oneonta, Alabama 35121
        Oneonta, Alabama 35121                 Transit Sales, Inc. (7)

       Christina M. Currier (3)                  Full-time Student -                    Foy Student Union
        600 Third Avenue East                    Auburn University                   Auburn, Alabama 36830
       Oneonta, Alabama 35121

              Corr, Inc.                                 (4)                          600 Third Avenue East
(f/k/a Oneonta Telephone Company, Inc.)                                               Oneonta, Alabama 35121
         600 Third Avenue East
        Oneonta, Alabama 35121

             A. Lee Hanson                         Private Investor                   No. 5 Greenbriar Lane
         No. 5 Greenbriar Lane                                                        Oneonta, Alabama 35121
        Oneonta, Alabama 35121


                                                                                     Principal Business Address
                                                                                          of Corporation
                                                                                        or Organization in
           Name and Business                      Present Principal                      Which Principal
         or Residence Address                       Occupation of                    Occupation of Reporting
          of Reporting Person                      Reporting Person                    Person is Conducted
         --------------------                     -----------------                ----------------------------
            Jimmy C. Smith                     President, a Director                  1630 2nd Avenue East
         1630 2nd Avenue East                      and Employee -                    Oneonta, Alabama 35121
        Oneonta, Alabama 35121                Jimmy Smith Chev-Olds, Inc. (8)


          J. R. Whitlock, Sr.              Location Manager and Employee -            3410 Rocky Hollow Road
        3410 Rocky Hollow Road                Austin Powder Company (9)            Blountsville, Alabama 35031
      Blountsville, Alabama 35031


       William S. Wittmeier, Jr.           President, Secretary, a Director           1 Creek Side Way S.W.
         1 Creek Side Way S.W.                      and Employee -                     Rome, Georgia 30165
          Rome, Georgia 30165              Wittmeier Real Estate Services,
                                                  Inc. (10)


--------------------------------

(1)      R. C. Corr, Jr. and Doris J. Corr are spouses. Bryan A. Corr and Joan
         M. Currier are the children of R. C. Corr, Jr. and Doris J. Corr.

(2)      Bryan A. Corr and Tina M. Corr are spouses.

(3) Joan M. Currier and John David Currier are spouses. Christina M. Currier is the child of Joan M. Currier and John David Currier.

(4) All of the outstanding shares of Class A Common Stock, par value $.10 per share (i.e., voting shares), of Corr, Inc., an Alabama corporation (f/k/a Oneonta Telephone Company, Inc.), are held by Doris J. Corr and Bryan A. Corr. R. C. Corr, Jr., Doris J. Corr and Joan M. Currier serve Corr, Inc. in the positions indicated in this Schedule I. Corr, Inc. has no other officers or Directors. Corr, Inc. is the holding company of NACELL (as hereinafter defined).

(5) North Alabama Cellular, LLC, an Alabama limited liability company ("NACELL"), is a 98%-owned subsidiary of Corr, Inc. The principal business of NACELL is operating, acquiring, constructing and disposing of cellular telephone systems in north Alabama.

(6) The principal business of Comfort Lifestyles, Inc. is the operation of a domiciliary in Oneonta, Alabama.

(7) The principal business of Quality Transit Sales, Inc. is the sale of medium- to heavy-duty trucks in Oneonta, Alabama.

(8) The principal business of Jimmy Smith Chev-Olds, Inc. is the operation of a new car dealership selling Chevrolet, Chrysler, Plymouth, Dodge, Jeep-Eagle and Oldsmobile vehicles in Oneonta, Alabama.

(9) The principal business of Austin Powder Company is the manufacture, sale and distribution of commercial explosives.

(10) The principal business of Wittmeier Real Estate Services, Inc. is performing real estate appraisals in the Rome, Georgia area.

                                   SCHEDULE II


                 INFORMATION RELATING TO BENEFICIAL OWNERSHIP OF
                      SHARES OF COMMON STOCK OF THE ISSUER
                            BY THE REPORTING PERSONS


                                                Number and               Number of Shares of
                                              Percentage of                Common Stock With     Number of Shares of
                                                Shares of                Respect to Which the    Common Stock With
                                               Common Stock                Reporting Person      Respect to Which the
                                            Beneficially Owned             Has Sole Voting       Reporting Person Has
              Name of                       ------------------             and Dispositive        Shared Voting and
         Reporting Person                Number         Percentage(1)           Power              Dispositive Power
         ----------------                ------         -------------    --------------------    --------------------

          R. C. Corr, Jr                280,356(2)(3)      6.0%                       --                 280,356
           Doris J. Corr                322,172(4)         6.9%                       --                 322,172
           Bryan A. Corr                190,205(5)         4.1%                    6,667                 183,538
           Tina M. Corr                  32,176(6)           *                        --                  32,176
          Joan M. Currier               138,334(7)         3.0%                       --                 138,334
        John David Currier                7,880(8)           *                        --                   7,880
       Christina M. Currier              10,454              *                    10,454                      --
            Corr, Inc.                  120,000            2.6%                       --                 120,000
(f/k/a Oneonta Telephone Company,
               Inc.)
           A. Lee Hanson                 73,648            1.6%                   73,648                      --
          Jimmy C. Smith                  4,850              *                     4,850                      --
        J. R. Whitlock, Sr                6,230              *                     6,230                      --
     William S. Wittmeier, Jr             1,260              *                     1,260                      --
         Corr Family Group              379,349            8.2%                   17,121                 362,228
         Stockholders for               454,883            9.8%                   92,655                 362,228
         Integrity and
         Responsibility

-----------------------

(1) Percentages are determined on the basis of 4,656,847 shares of Common Stock reported by the Issuer as being outstanding on March 15, 1999.

(2) Includes (i) 160,356 shares held with Doris J. Corr as a joint tenant with right of survivorship and (ii) 120,000 shares held by Corr, Inc. (f/k/a Oneonta Telephone Company, Inc.).

(3) Does not include 100,000 shares of Common Stock purchased by R. C. Corr, Jr. in a privately negotiated transaction from H. Don Camp ("Mr. Camp") for an aggregate purchase price of $1,900,000, or $19 per share. Mr. Camp subsequently attempted to rescind this transaction and R. C. Corr, Jr. is evaluating his alternatives, including the pursuit of legal action to enforce his purchase of such shares of Common Stock. All of the shares of Common Stock purchased in this transaction were to have been held of record by R. C. Corr, Jr. and Doris J. Corr as joint tenants with right of survivorship, but neither of them are claiming beneficial ownership of any such shares of Common Stock presently.

(4) Includes (i) 160,356 shares held with R.C. Corr, Jr. as a joint tenant with right of survivorship, (ii) 10,454 shares held as Co-Custodian with Bryan A. Corr for her minor granddaughter, Lauren M. Corr, (iii) 10,454 shares held as Co-Custodian with Bryan A. Corr for her minor granddaughter, Kelly B. Corr, (iv) 10,454 shares held as Co-Custodian with Bryan A. Corr for her minor grandson, Bryan A. Corr, Jr., (v) 10,454 shares held as Co-Custodian with Joan M. Currier for her minor grandson, John D. Currier, Jr., and (vi) 120,000 shares held by Corr, Inc.

(5) Includes (i) 32,176 shares held with Tina M. Corr as a joint tenant with right of survivorship, (ii) 10,454 shares held as Co-Custodian with Doris J. Corr for his minor daughter, Lauren M. Corr, (iii) 10,454 shares held as Co-Custodian with Doris J. Corr for his minor daughter, Kelly B. Corr, (iv) 10,454 shares held as Co-Custodian with Doris J. Corr for his minor son, Bryan A. Corr, Jr., (v) 6,667 shares subject to currently exercisable stock options, and (vi) 120,000 shares held by Corr, Inc.

(6)      Held with Bryan A. Corr as a joint tenant with right of survivorship.

(7) Includes (i) 7,880 shares held with John David Currier as a joint tenant with right of survivorship, (ii) 10,454 shares held as Co-Custodian with Doris J. Corr for her minor son, John D. Currier, Jr., and (iii) 120,000 shares held by Corr, Inc.

(8)      Held with Joan M. Currier as a joint tenant with right of survivorship.

* Less than 1%.

                                    EXHIBIT 1

                                 BRYAN A. CORR
                              POST OFFICE BOX 1500
                             600 THIRD AVENUE, EAST
                          ONEONTA, ALABAMA 35121-0017
                                 (205) 625-3581


                                January 28, 1999



VIA FEDERAL EXPRESS

The Board of Directors
Community Bancshares, Inc.
68149 Main Street
Blountsville, Alabama 35031


Attn: Mr. Kennon R. Patterson, Sr.
      Chairman of the Board, President
       and Chief Executive Officer

           RE: Resignation as a Director of Community Bancshares, Inc.

Gentlemen:

     The actions of the Board of Directors (the "Board") of Community Bancshares, Inc. (the "Company") since I became a Director in 1997, have increasingly troubled me. More importantly, the actions of the Board and management of the Company since the beginning of this year are both astounding and disappointing to me. Accordingly, I hereby tender my resignation as a Director of the Company effective immediately.

     Although I tender my resignation with great regret, it is nevertheless a resignation that has been compelled by the actions of the Board and management. Those actions include, but are not limited to, the following:

     1. The practice of management in failing to provide the members of the Board with a "Board Book" or similar information for each of the Board's meetings. Such preparatory materials should include full, complete and accurate information respecting the Company's operations in order that the members of the Board might be fully informed and carry out effectively their respective responsibilities and duties.

The Board of Directors
January 28, 1999
Page 2


     2. The refusal by the Board, a majority of which is composed of members of management, to adequately examine related-party transactions to which certain members of both the Board and management are parties. As you know, each time that I attempted to raise a question in connection with any related-party transaction, Ken Patterson, who is a party to many such transactions, refused to permit any meaningful discussion to take place concerning it.

     3. The policy of the Board in failing to place the interests of the stockholders of the Company ahead of their own as evidenced by the various related-party transactions referenced above as well as the actions taken by the Board at its meeting on January 7, 1999. The "anti-takeover" measures adopted at that Board meeting will only have the ultimate effect of entrenching the Board and management and of making both unresponsive to the Company's stockholders.

     4. The failure of the Board and management to respond to the proposals made by Jimmy C. Smith, J.R. Whitlock, Sr., A. Lee Hanson, William S. Wittmeier, Jr., and R. C. Corr, Jr. As I believe you know, these individuals
and I met with Ken and B.K. Walker on December 17, 1998.   At that meeting,
each of the proponents voiced the concerns giving rise to his respective proposal. At the conclusion of the meeting, Ken assured us that he would endeavor to respond to the concerns voiced at the meeting within a short period of time. No response has yet been made, unless management's attempt to exclude the proposals from the Company's proxy materials relating to the 1999 annual meeting of stockholders and the actions taken by the Board on January 7, 1999 are to be deemed to be the intended response.

     5. The numerous misrepresentations made by Ken in his letter to the stockholders of the Company dated January 8, 1999. In that letter, under the guise of informing the Company's stockholders of a dividend payment, Ken made numerous misrepresentations, including claiming that (i) the proponents are attempting to gain control of the Company; (ii) the proponents intend to sell the Company; (iii) the proposals are a "first step" towards such efforts; (iv) the adoption of the proposals would somehow facilitate such efforts and are so intended; and (v) the Board is "united" in opposition to the proposals. There is no basis in fact for any of those representations. Nothing in the proposals themselves or the proponents' statements in support of the proposals, and nothing in the Schedule 13D which I have filed with the Securities and Exchange Commission could remotely be interpreted as supporting such claims. Ken himself is aware that the Board of the Company is not "united" in its opposition to the proposals.

     In addition to the foregoing grounds, I am compelled to tender my resignation as Director of the Company because there is no doubt that I am unable to effectively function as a member of the Board due to several ongoing practices of management in relation to the Board. Specifically, Board meetings continue to be called without providing any agenda for such meetings or any preparatory materials. More importantly, it appears that Board action has been scripted in advance,

The Board of Directors
January 28, 1999
Page 3

thus discouraging open discussion among Board members. Accordingly, I believe that the discharge of my responsibilities as a Director of the Company is now impossible.

     Because of my disagreement with the Company on the matters described above which relate to the Company's operations, policies and practices, I hereby request that the Company file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing my resignation from the Board of the Company and describing the reasons therefor, and attach this letter thereto.

                                             Sincerely,

                                             /s/ Bryan A. Corr
                                             Bryan A. Corr


BAC/lm

cc:  Bishop K. Walker, Esq.